SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

New Rite Aid, LLC
(Name of Issuer)

Class A Units
(Title of Class of Securities)

767754872
(CUSIP Number)
Hudson Bay Capital Management LP 28 Havemeyer Place, 2nd Fl Greenwich, CT 06830 (212) 571-1244 Attention: Scott Black

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hudson Bay Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 86,211[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 86,211[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 86,211[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%[2]
14	TYPE OF REPORTING PERSON PN, IA

1 See response to Item 5(a, b) herein.

2 Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

* The Reporting Persons (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 below. As noted below, the Reporting Persons expressly disclaims membership in a group with any other person.

1	NAME OF REPORTING PERSON Sander Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 86,211[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 86,211[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 86,211[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%[2]
14	TYPE OF REPORTING PERSON IN

1 See response to Item 5(a, b) herein.

2 Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

* The Reporting Persons (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 below. As noted below, the Reporting Persons expressly disclaims membership in a group with any other person.

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common units representing limited liability company interests (the "Class A Units"), of New Rite Aid, LLC (as successor to Rite Aid Corporation), a Delaware limited liability company. References to the "Issuer" contained herein refer to Rite Aid Corporation prior the Effective Date (as defined herein) and New Rite Aid, LLC as of and following the Effective Date. The principal executive office of the Issuer is located at 1200 Intrepid Avenue, 2nd Floor, Philadelphia, Pennsylvania 19112. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Investment Manager, which serves as the investment manager to HBC Investment Ltd. (the "HB Fund") in whose names the reported securities are held, may be deemed to be the beneficial owner of the Class A Units held by the HB Fund. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b)	The address of the business office of each of the Reporting Persons is 28 Havemeyer Place, 2nd Fl Greenwich, CT 06830.

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	PURPOSE OF TRANSACTION

The Class A Units reported in this Schedule 13D were acquired by the Reporting Persons in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its affiliates in exchange for cash and claims, as described below.

On August 16, 2024, the United States Bankruptcy Court for the District of New Jersey entered an order confirming the plan of reorganization (as amended, the “Plan”) of Rite Aid Corporation and certain of its affiliates. Pursuant to the Plan, on August 30, 2024 (the “Effective Date”), Rite Aid Corporation, New Rite Aid, LLC, Plan Emergence Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of New Rite Aid, LLC, and certain other parties entered into an agreement and plan of merger pursuant to which Merger Sub merged with and into Rite Aid Corporation with Rite Aid Corporation surviving the merger and ultimately resulting in Rite Aid Corporation being a wholly owned subsidiary of New Rite Aid, LLC. In connection with the Plan, on the Effective Date, the Issuer issued the Class A Units to the Reporting Persons pursuant to the Plan in exchange for certain claims.

Board of Directors of the Issuer

In connection with the Plan and pursuant to the Amended and Restated Limited Liability Company of the Issuer, dated as of the Effective Date (the “LLC Agreement”), the Reporting Persons and certain other equity holders of the Issuer have appointed David Stetson by a majority vote to serve as a member of the Board of Directors of the Issuer, effective immediately.

The foregoing description of the LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the LLC Agreement, which is filed hereto as Exhibit 99.1 and is incorporated by reference herein.

The Class A Units reported herein are held for investment purposes, but the Reporting Persons may review and evaluate strategic alternatives, opportunities to increase value, Issuer operations, governance and control and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s business and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements or actions described above or actions similar thereto.

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Act with any other person and beneficial ownership over any Class A Units beneficially owned by any other person and any other equity holder of the Issuer. Nothing in this Schedule 13D shall be deemed an admission that the Reporting Persons are a member of a “group” with any other person within the meaning of Section 13(d) of the Act.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)- (b)	(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 1,000,000 Class A Units outstanding as of August 30, 2024, as provided by the Issuer.

(c)	The disclosure in Items 4 and 6 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Class A Units during the past 60 days.

(d)	Except for the Reporting Persons and the HB Fund, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Units that may be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.
Registration Rights Agreement

On the Effective Date, the Issuer, certain of the Reporting Persons and certain other beneficial and record holders of the Class A Units entered into (or were deemed to have entered into) a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights and piggyback rights to such holders with respect to the Class A Units, following the consummation of an initial public offering. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed hereto as Exhibit 99.2 and is incorporated by reference herein.

Other

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.3, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Except as set forth herein, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Amended and Restated Limited Liability Company Agreement of New Rite Aid, LLC, dated as of August 30, 2024.

Exhibit 99.2:	Registration Rights Agreement, dated as of August 30, 2024.

Exhibit 99.3:	Joint Filing Agreement of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 9, 2024

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Class A Units or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: HUDSON BAY CAPITAL MANAGEMENT, L.P.

Hudson Bay Capital GP LLC serves as the general partner of the Investment Manager. The address of Hudson Bay Capital GP LLC is 28 Havemeyer Place, 2nd Fl, Greenwich, CT 06830. The principal business of Hudson Bay Capital GP LLC is to serve as the general partner of the Investment Manager. Hudson Bay Capital GP LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Gerber, a Reporting Person, is the managing member of Hudson Bay Capital GP LLC.

EXHIBIT 99.3

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: September 9, 2024

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER